

Mail Stop 4631

May 17, 2010

Via U.S. mail and facsimile

Mr. Richard H. Fearon
Chief Financial and Planning Officer
Eaton Corporation
Eaton Center
1111 Superior Ave.
Cleveland, OH 44114-2584

      RE: Form 10-K for the year ended December 31, 2009
              File No. 001-01396

Dear Mr. Fearon:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Goodwill & Indefinite Life Intangible Assets, page 25

2. You disclose that the fair value of your reporting units and indefinite lived intangibles exceed their respective carrying values but it is unclear whether the fair values substantially exceed the carrying values or if there is a risk of future impairments in the near term. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units and indefinite lived intangibles, please disclose this determination. Alternatively, to the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results or total shareholder's equity, please provide the following disclosures for each of these reporting units in future filings:
   - Identify the reporting unit;
   - The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
   - The amount of goodwill;
   - A discussion of the uncertainty associated with the key assumptions; and
   - A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Retirement Benefits Plans, page 33

3. You disclose certain assumptions used to determine pension benefit obligations and costs for the United States separately and for the United States and non-United States combined. Please tell us the consideration you gave to presenting separately all of your disclosures regarding United States and non-United States pension plans and other postretirement plans. In doing so, please tell us the relative significance of your non-United States plans to the total benefit obligation and provide us with the assumptions used for your non-United States pension plans and other postretirement plans alongside the United States ones, while explaining how the assumptions used are not significantly different. Refer to FASB ASC 715-20-50-4.

Protection of the Environment & Sustainability, page 38

4. For the sites and/or facilities on which you have recognized a significant remediation liability as of December 31, 2009, please revise your filing to provide a more robust discussion of the nature of the remediation work performed to date, your best estimates about the remaining amount of remediation to be performed, how long you

expect remediation activities to be performed, and how you became aware of your responsibility for the site. We believe that detailed disclosures regarding the judgments and assumptions used to recognize your remediation liabilities would be beneficial to investors. Please refer to SAB Topic 5:Y.

Meritor Litigation page 39

5. Please tell us how you determined that although a jury has returned a verdict in this matter in favor of Meritor, you are unable to provide any estimates about a possible range of loss based on the jury's verdict.

Liquidity, Capital Resources & Changes in Financial Condition During 2009

Debt & Equity, page 60

6. Please revise your discussion concerning debt covenants to explain to investors the types of financial covenants you are required to maintain on an annual and quarterly basis so that they may better understand the nature of restrictions placed upon you by your lenders.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

                                Sincerely,

                                Rufus Decker
                                Accounting Branch Chief